UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$500,000,000
Floating Rate Notes due 28 May 2024
Series No.:1065-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 28 May 2019

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$500,000,000 principal amount of Floating Rate Notes due 28 May 2024 (Series No.: 1065-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 23 May 2019 (the "Pricing Supplement"), a revised copy of which is filed herewith correcting the CUSIP, ISIN and Common Code for the Notes in Sections 35 and 36, which was filed previously under a report of the ADB dated 23 May 2019. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2019, was filed under a report of the ADB dated 17 April 2019.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 23 May 2019, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 23 May 2019, with The Toronto-Dominion Bank (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$500,000,000 for an issue price of 100.00 per cent. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 28 May 2019. The Manager proposes to offer all the Notes to the public at the public offering price of 100.00 per cent.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 10, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$500,000,000	U.S.$0.00	U.S.$500,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$17,500*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds
See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii)   Pricing Supplement dated 23 May 2019, previously filed under a report of the ADB dated 23 May 2019, a revised copy of which is filed herewith correcting the CUSIP, ISIN and Common Code for the Notes in Sections 35 and 36.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

    (ii)   Terms Agreement dated 23 May 2019, previously filed under a report of the ADB dated 23 May 2019.

(d)   (i)   Information Statement dated 17 April 2019, filed under a report of the ADB dated 17 April 2019.

    (ii)   Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

One Liberty Plaza
New York, NY 10006-1470
T: +1 212 225 2000
F: +1 212 225 3999

clearygottlieb.com

WASHINGTON, D.C. • PARIS • BRUSSELS • LONDON • MOSCOW
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D: +1 212 225 2864
jkarpf@cgsh.com

28 May 2019

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Manager (the "Manager") named in the terms agreement dated as of 23 May 2019 between the Asian Development Bank (the "ADB") and the Manager (the "Terms Agreement"), in connection with the offering by ADB of U.S.$500,000,000 Floating Rate Notes due 28 May 2024 (Series No. 1065-00-2) (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 23 May 2019;

(b) the standard provisions dated as of 28 April 2011 and an executed copy of the Terms Agreement, each relating to the issuance of Notes by ADB;

(c) an executed copy of the global agency agreement dated as of 28 April 2011 (the "Global Agency Agreement"), between ADB and Citibank, N.A., as global agent (the "Global Agent");

(d) a specimen of the Notes;

(e) the letter of instruction dated 23 May 2019 from ADB to the Global Agent, requesting the authentication and delivery of the Notes; and

(f) the opinion of the General Counsel of ADB dated 28 May 2019 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when duly executed and authenticated in accordance with the Global Agency Agreement and delivered and paid for in accordance with the Terms Agreement, will constitute valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By

Jeffrey D. Karpf, a Partner

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 1065-00-2

U.S.$500,000,000 Floating Rate Notes due 28 May 2024

Issue price: 100 per cent.

Manager

TD Securities

The date of this Pricing Supplement is 23 May 2019.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$500,000,000 Floating Rate Notes due 28 May 2024 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2018.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1065-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$500,000,000.
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	28 May 2019.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		28 May 2024, subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Floating Rate (Condition 5(b)) (further particulars specified in paragraph 17 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Not applicable.
15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):	Applicable.
	(i) Specified Period(s)/Interest Payment Date(s):	Quarterly, on the 28 February, 28 May, 28 August, 28 November of each year, commencing on 28 August 2019, up to and including the Maturity Date, subject to paragraph 31 below.
	(ii) Business Day Convention (Condition 5(d)):	Modified Following Business Day Convention.
	(iii) Relevant Financial Center:	New York.
	(iv) Additional Business Center(s) (Condition 5(d)):	Not applicable.
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Benchmark Rate determination.
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The "Calculation Agent" for the Notes will be Citibank, N.A., London Branch.

(vii)	Benchmark Rate determination (Condition 5(b)):	Applicable.
	Interest Determination Date(s) (Condition 5(d)):	One New York City Banking Day prior to each Interest Reset Date, where:

"Interest Reset Date" shall mean each New York City Banking Day within each Interest Period up to and including the Interest Rate Cut Off Date, and "Interest Rate Cut Off Date" shall mean four New York City Banking Days prior to each Interest Payment Date on which the Interest Period ends, where:

"Interest Period" shall mean with respect to each Interest Payment Date, the period from and including the previous Interest Payment Date to but excluding such Interest Payment Date. The first Interest Period with respect to the first Interest Payment Date is from and including the Issue Date and to but excluding the first Interest Payment Date.

"New York City Banking Day" shall mean any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

	Primary Source for Floating Rate:	For each Interest Determination Date, the rate for U.S. dollar federal funds on such day, as published in H.15(519) under the caption "Federal funds (effective)" and displayed on Reuters (or any successor service) on page FEDFUNDS1 under the caption "EFFECT" (or any other page as may replace the specified page on that service) ("FEDFUNDS1 Page").
	Reference Banks (if Primary Source for Floating Rate is "Reference Bank"):	Not applicable.
	Benchmark Rate(s) and	The Rate of Interest for each Interest

	Reference Rate(s):	Period shall be the Weighted Average of the U.S. Federal Funds Rate, where "Weighted Average of the U.S. Federal Funds Rate" shall mean D1/D2.

"D1" shall mean the sum of the Relevant Rate for each calendar day in the relevant Interest Period. The "Relevant Rate" is the U.S. Federal Funds Rate on each Interest Determination Date in the relevant Interest Period. For each calendar day in the relevant Interest Period that is not an Interest Determination Date, the Relevant Rate for such calendar day shall be deemed to be the Relevant Rate on the immediately preceding Interest Determination Date. Friday's rate is in effect for weekends and preceding business day is in effect for holidays.

"D2" shall mean the number of calendar days in the Interest Period.

(viii)	ISDA Determination (Condition 5(b)):	Not applicable.
(ix)	Margin(s):	+0.25 per cent. per annum
(x)	Minimum Rate of Interest:	Not applicable.
(xi)	Maximum Rate of Interest:	Not applicable.
(xii)	Day Count Fraction (Condition 5(d)):	Actual/360 (adjusted).
(xiii)	Rate Multiplier (Condition 5(d)):	Not applicable.
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	If the rate referred to under "Primary Source for Floating Rate" in 17(vii) above does not appear on the FEDFUNDS1 Page or is not published by 5:00 P.M., New York City time, on the related Interest Reset Date, the U.S. Federal Funds Rate shall mean: (i) the rate with respect to the particular Interest Determination Date for U.S. dollar federal funds as published in

6

H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "Federal funds (effective)"; or

(ii) if the rate is not published in H.15 Daily Update by 5:00 P.M., New York City time, on the related Interest Reset Date, the rate with respect to the particular Interest Determination Date, the U.S. Federal Funds Rate shall mean the rate for the first preceding day for which such rate is set forth in H.15(519) opposite the caption "Federal funds (effective)", as such rate is displayed on the FEDFUNDS1 Page.

Notwithstanding the provisions of Condition 5(b)(vi), the Calculation Agent shall obtain the Relevant Rate for each Interest Determination Date and shall, not later than the Relevant Business Day following the Interest Rate Cut Off Date for each Interest Period, determine the Rate of Interest for such Interest Period and calculate the Interest Amount for such Interest Period in respect of the minimum Specified Denomination. The Interest Amount shall be calculated by applying the Rate of Interest for such Interest Period to the minimum Specified Denomination, and multiplying such product by the applicable Day Count Fraction and rounding, if necessary, the resultant figure to the nearest cent (half of a cent being rounded upwards). The determination of the Relevant Rate, the Weighted Average of the U.S. Federal Funds Rate or the Rate of Interest for any day or for any Interest Period and the Interest Amounts, the obtaining of any quote or rate, and the making of any determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties.

Notwithstanding the provisions of Condition 5(b)(vii), the Calculation Agent shall cause the Rate of Interest and the Interest Amount for each Interest Period and the relevant Interest Payment Date to be provided to ADB and each of the Agents as soon as possible after their determination but in no event later than one Relevant Business Day after the date of their determination. The Calculation Agent shall cause the same information to be provided to DTC, for communication to the Noteholders, as soon as possible after their determination but in no event later than one Relevant Business Day after the date of their determination.

For the avoidance of doubt, the Interest Amount payable on each Interest Payment Date shall be determined as follows:

Interest Amount = [Specified Denomination x Rate of Interest x Day Count Fraction] (resulting figure rounded to the nearest cent, with half of a cent being rounded upwards) x [Aggregate Nominal Amount / 1,000].

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	Registered DTC Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day, unless that day falls in the next calendar month, in which case such payment shall be made on the first preceding day that is a Business Day.
		"Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	Not applicable
33.		If non-syndicated, name of Dealer:	The Toronto-Dominion Bank.

| 34. | Additional selling restrictions: | Not applicable. |

Operational Information

35.	(i)	ISIN:	US04517PAV40.
	(ii)	CUSIP:	04517PAV4.
	(iii)	CINS:	Not applicable.
	(iv)	WKN:	Not applicable.

| 36. | Common Code: | 200550617. |

| 37. | Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s): | Euroclear, Clearstream, Luxembourg and DTC only. |

| 38. | Delivery: | Delivery against payment. |

| 39. | Additional Paying Agent(s) (if any): | Not applicable. |

| 40. | Governing Law: | New York. |

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 17 April 2019.

Recent Developments

On 22 April 2019, Ahmed M. Saeed succeeded Stephen P. Groff as Vice-President for Operations 2.

On 4 May 2019, ADB's Board of Governors approved the following with respect to its 2018 reported net income of U.S.$726.1 million, after appropriation of guarantee fees to the special reserve:

a. U.S.$139.0 million, representing adjustments for the net unrealized loss for the year ended 31 December 2018, be added from the cumulative revaluation adjustments account;

b. U.S.$23.7 million, representing the adjustment to the loan loss reserve as of 31 December 2018, be added to the loan loss reserve;

c. U.S.$499.0 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund;

11

e. U.S.$80.0 million be allocated to the Technical Assistance Special Fund; and

f. U.S.$3.0 million be allocated to the Financial Sector Development Partnership Special Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By: _____
Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LEGAL ADVISERS TO THE MANAGERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA